SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              SCHEDULE 13G

                Under the Securities Exchange Act of 1934
                            (Amendment No.1)

                         Rockford Industries Inc.


(Name of I                       ssuer)


                               Common Stock
                     (Title of Class of Securities)


                                 773259106
                             (CUSIP Number)




Check the following box if a fee        /  /
    is being paid with this statement


(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") of otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                  (Continued on following pages)
Page 1 of 7 pages----------------------------
Cusip No. 77359106                    13G     Page 2 of 7 Pages
----------------------------              -------------------------
-------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    OppenheimerFunds, Inc.

   I.R.S. NO. 13-2527171
-------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                    A /   /

                    B / X /
-------------------------------------------------------------------
3.  SEC USE ONLY
-------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Colorado
-------------------------------------------------------------------
NUMBER OF           5.  SOLE VOTING POWER
SHARES                  0
BENEFICIALLY        -----------------------------------------------
OWNED BY            6.  SHARED VOTING POWER
EACH                    0
REPORTING           -----------------------------------------------
PERSON WITH         7.  SOLE DISPOSITIVE POWER
                        0
                    -----------------------------------------------
                    8.  SHARED DISPOSITIVE POWER
                        540,000
-------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    540,000
-------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES *
-------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    13.15%
-------------------------------------------------------------------
12. TYPE OF REPORTING PERSON
    IA
-------------------------------------------------------------------

* SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------              -------------------------
Cusip No. 773259106                   13G     Page 3 of 7 Pages
----------------------------              -------------------------
-------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Oppenheimer Discovery Fund

   I.R.S. NO. 22-2725700
-------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                    A /   /

                    B / X /
-------------------------------------------------------------------
3.  SEC USE ONLY
-------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Massachusetts
-------------------------------------------------------------------
NUMBER OF           5.  SOLE VOTING POWER
SHARES                  0
BENEFICIALLY        -----------------------------------------------
OWNED BY            6.  SHARED VOTING POWER
EACH                    0
REPORTING           -----------------------------------------------
PERSON WITH         7.  SOLE DISPOSITIVE POWER
                        0
                    -----------------------------------------------
                    8.  SHARED DISPOSITIVE POWER
                        500,000
-------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    500,000
-------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES *
-------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    12.18%
-------------------------------------------------------------------
12. TYPE OF REPORTING PERSON
    IV
-------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13G
Under the Securities Exchange Act of 1934

Check the following box if a fee
         is being paid with this statement  /   /

Item 1(a)      Name of Issuer:
               Rockford Industries, Inc.

Item 1(b)      Address of Issuer's Principal Executive Offices:
               181 East First Street
               Suite 600
               Santa Ana, CA 92705

Item 2(a)      Name of Person Filing:
               OppenheimerFunds, Inc.

Item 2(b)      Address of Principal Business Office:
               Two World Trade Center, Suite 3400
               New York, New York 10048-0203

Item 2(c)      Citizenship:
               Inapplicable

Item 2(d)      Title of Class of Securities:
               Common Stock

Item 2(e)      CUSIP Number:
               773259106

Item 3(e)       X  Investment Adviser registered under Section
                   203 of the Investment Advisers Act of 1940

Item 4(a)      Amount Beneficially Owned:  540,000 shares

Item 4(b)      Percent of Class:  13.15%

Item 4(c)(i)   Sole Power to vote or to direct the vote -  0

Item 4(c)(ii)  Shared power to vote or to direct the vote - 0

Item 4(c)(iii) Sole power to dispose or to direct the disposition of - 0

Item 4(c)(iv) Shared power to dispose or to direct the disposition of - 540,000 shares

Item 5         Ownership to Five Percent or Less of a Class:

               If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following:

Item 6         Ownership of More than Five Percent on Behalf of
               Another Person:
               See Exhibit A hereto

Item 7         Identification and Classification of the
               Subsidiary Which Acquired the Security Being
               Reported on By the Parent Holding Company:
               Inapplicable

Item 8         Identification and Classification of Members of the
Group:
               Inapplicable

Item 9         Notice of Dissolution of Group:
               Inapplicable

Item 10        Certification:
               By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE      After reasonable inquiry and to the best of my
               knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           January 8, 1997

Signature:     /s/ Merryl Hoffman
               ________________________________________

Name/Title:    Merryl Hoffman, Vice President

                                 EXHIBIT A

     The Board of Directors or Trustees of the registered investment companies managed by OppenheimerFunds, Inc. ("OFI") and owning shares of the issuer can direct the disposition of dividends received by such funds and can dispose of such securities. Additionally, OFI shares the power to dispose of such securities with the Board of Directors or Trustees of such funds; however, the Board of Directors or Trustees of such fund has delegated these responsibilities to OFI as the fund's investment advisor under its investment advisory agreement. OFI has an interest relating to five (5%) percent or more of such securities as disclosed on Page 2 hereof, by virtue of the interest of five percent (5%) or more of such securities by Oppenheimer Discovery Fund, as disclosed on pages 3 and 4 hereof. OFI disclaims ownership of such securities, except as expressly stated herein.

                                 EXHIBIT B

     The undersigned investment company hereby acknowledges and agrees that a report on Schedule 13G being filed by OppenheimerFunds, Inc. on or about the date hereof, relating to the Common Stock of Rockford Industries, Inc, is filed on behalf of the undersigned.



Dated:  January 8, 1997




                   OPPENHEIMER DISCOVERY FUND



               By: /S/ Robert G. Zack
                   Robert G. Zack
                   Assistant Secretary


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